

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 26, 2017

Via E-mail
Mark J. Toland
President and Chief Executive Officer
Corindus Vascular Robotics, Inc.
309 Waverley Oaks Road, Suite 105
Waltham, Massachusetts 02452

> **Re:** **Corindus Vascular Robotics, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 17, 2017**
> **File No. 333-217341**

Dear Mr. Toland:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tom Jones at (202) 551-3602 with any questions.

Sincerely,

/s/ Tom Jones for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: William C. Hicks, Esq.